SCMP GROUP

NEWSPAPER RETAIL

Direct Line 852 2680 8805
Direct Fax 852 2680 3360

BY REGISTERED POST

26 May 2006

Exemption No. 33-51010

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N. W.
Room 3099
Mail Shop 3-7, Washington D. C. 20549
U. S. A.

Attention: Ms Sandra Folsom

Dear Sirs,

SCMP Group Limited (Exemption No. 33-51010)

On behalf of SCMP Group Limited (the "Company"), a company listed in Hong Kong, I am furnishing the below listed document pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934:

> Announcement on Voting Results at the Annual General Meeting held on 25 May 2006

Yours faithfully,
For and on behalf of
SCMP Group Limited

pp Vera Leung
Legal Counsel & Company Secretary

Enclosure

VL/vc

dlw 6/5

CoSec\AGM 2006\Announcement-Distribution – Poll Voting Result.doc

SCMP Group Limited
SCMP集團有限公司*

（在百慕達註冊成立之有限公司）

（股份代號：583）

二零零六年五月二十五日舉行之股東週年大會投票表決結果

SCMP集團有限公司（「本公司」）於二零零六年五月二十五日舉行之股東週年大會（「股東週年大會」）上，主席要求就二零零六年四月二十六日股東週年大會通告所載的各項決議案以投票方式進行表決。

本公司於香港之股份登記處，香港中央證券登記有限公司獲委任為股東週年大會點票之監票人。

於股東週年大會舉行當日，本公司已發行股份為1,560,945,596股，此乃股東有權出席股東週年大會並於會上表決贊成或反對決議案的股份總數。並無任何股東於股東週年大會上就提呈之任何決議案進行表決時受任何限制。

本公司董事欣然宣佈所有決議案均獲股東通過，投票表決詳情如下：

	決議案	票數(%)	
		贊成	反對
1.	採納截至二零零五年十二月三十一日止年度之經審核財務報告及董事會報告與核數師報告。	1,296,811,866 (100%)	0 (0%)
	該決議案因超過50%票數投票贊成而獲通過為普通決議案。		
2.	通過派發末期股息。	1,312,698,231 (100%)	0 (0%)
	該決議案因超過50%票數投票贊成而獲通過為普通決議案。		
3(a).	重選Roberto V. Ongpin先生為非執行董事。	1,235,143,975 (99.9929%)	88,000 (0.0071%)
	該決議案因超過50%票數投票贊成而獲通過為普通決議案。		
3(b).	重選李國寶爵士為獨立非執行董事。	1,235,179,975 (99.9964%)	44,000 (0.0036%)
	該決議案因超過50%票數投票贊成而獲通過為普通決議案。		
3(c).	重選郭惠光女士為執行董事。	1,233,138,025 (99.8305%)	2,093,400 (0.1695%)
	該決議案因超過50%票數投票贊成而獲通過為普通決議案。		
4.	授權董事會釐訂董事酬金。	1,208,424,480 (99.9684%)	382,000 (0.0316%)
	該決議案因超過50%票數投票贊成而獲通過為普通決議案。		
5.	重新委聘羅兵咸永道會計師事務所為核數師，並授權董事會釐訂其酬金。	1,310,694,831 (100%)	0 (0%)
	該決議案因超過50%票數投票贊成而獲通過為普通決議案。		
6.	通過修改本公司之公司細則。	1,312,697,681 (100%)	0 (0%)
	該決議案因超過75%票數投票贊成而獲通過為特別決議案。		
7.	授予董事一般性授權以配發、發行及處理不超過本公司已發行股本20%之額外股份。	760,869,300 (62.8401%)	449,932,580 (37.1599%)
	該決議案因超過50%票數投票贊成而獲通過為普通決議案。		
8.	授予董事一般性授權以購回不超過本公司已發行股本10%之股份。	1,310,686,281 (99.8474%)	2,003,400 (0.1526%)
	該決議案因超過50%票數投票贊成而獲通過為普通決議案。		
9.	擴大第7項決議案的一般性授權至按第8項決議案的一般性授權購回之股份。	1,146,320,421 (94.6739%)	64,489,459 (5.3261%)
	該決議案因超過50%票數投票贊成而獲通過為普通決議案。		
10.	通過及採納新購股權計劃。	1,033,025,411 (85.3182%)	177,766,469 (14.6818%)
	該決議案因超過50%票數投票贊成而獲通過為普通決議案。		

於本公佈日期，董事會成員包括：

執行董事
郭孔演先生（主席）及郭惠光女士

非執行董事
Roberto V. Ongpin先生（副主席）、邱繼炳博士及黃志祥先生

獨立非執行董事
夏佳理先生、利定昌先生及李國寶爵士

承董事會命
公司秘書
梁慧賢

香港，二零零六年五月二十五日

* *僅供識別*

SCMP Group Limited

SCMP集團有限公司 *

(Incorporated in Bermuda with limited liability)

(Stock Code: 583)

Voting Results at the Annual General Meeting held on 25 May 2006

At the Annual General Meeting of SCMP Group Limited (the "Company") held on 25 May 2006 (the "AGM"), a poll was demanded by the Chairman for voting on all the proposed resolutions as set out in the Notice of Annual General Meeting dated 26 April 2006.

Computershare Hong Kong Investor Services Limited, the Company's share registrar in Hong Kong, was appointed as the scrutineer for the vote-taking at the AGM.

As at the date of the AGM, the total number of issued shares in the Company was 1,560,945,596, which was the total number of shares entitling the holders to attend and vote for or against the resolutions at the AGM. There is no restriction on any shareholders casting votes on any of the resolutions at the AGM.

The Directors of the Company are pleased to announce that each of the proposed resolutions was duly passed and the voting details are set out as follows:

	Resolutions	No. of Votes (%)	
		For	**Against**
1.	To adopt the Audited Financial Statements and the Directors' Report and Auditors' Report for the year ended 31 December 2005.	1,296,811,866 (100%)	0 (0%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
2.	To approve the payment of a final dividend.	1,312,698,231 (100%)	0 (0%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
3(a).	To re-elect Mr. Roberto V. Ongpin as Non-executive Director.	1,235,143,975 (99.9929%)	88,000 (0.0071%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
3(b).	To re-elect Dr. The Hon. Sir David Li Kwok Po as Independent Non-executive Director.	1,235,179,975 (99.9964%)	44,000 (0.0036%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
3(c).	To re-elect Ms. Kuok Hui Kwong as Executive Director.	1,233,138,025 (99.8305%)	2,093,400 (0.1695%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
4.	To authorise the Board to fix Directors' fee.	1,208,424,480 (99.9684%)	382,000 (0.0316%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
5.	To re-appoint PricewaterhouseCoopers as Auditors and authorise the Board to fix their remuneration.	1,310,694,831 (100%)	0 (0%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
6.	To approve the amendments to the Bye-Laws of the Company.	1,312,697,681 (100%)	0 (0%)
	As more than 75% of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.		
7.	To grant a general mandate to the Directors to allot, issue and deal with additional shares not exceeding 20% of the issued share capital of the Company.	760,869,300 (62.8401%)	449,932,580 (37.1599%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
8.	To grant a general mandate to the Directors to repurchase shares not exceeding 10% of the issued share capital of the Company.	1,310,686,281 (99.8474%)	2,003,400 (0.1526%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
9.	To extend the general mandate in Resolution 7 to the shares repurchased by the Company under the general mandate in Resolution 8.	1,146,320,421 (94.6739%)	64,489,459 (5.3261%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
10.	To approve and adopt the New Share Option Scheme.	1,033,025,411 (85.3182%)	177,766,469 (14.6818%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		

As at the date hereof, the Board comprises:

Executive Directors

Mr. Kuok Khoon Ean (Chairman) and Ms. Kuok Hui Kwong

Non-executive Directors

Mr. Roberto V. Ongpin (Deputy Chairman), Tan Sri Dr. Khoo Kay Peng and Mr. Robert Ng Chee Siong

Independent Non-executive Directors

The Hon. Ronald J. Arculli, Mr. Peter Lee Ting Chang and Dr. The Hon. Sir David Li Kwok Po

By order of the Board
Vera Leung
Company Secretary

Hong Kong, 25 May 2006

* *For identification purpose only*